General California Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General California Municipal Money Market Fund, covering the six-month period from December 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

While some longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 3%. What's more, yield differences across the money market's maturity spectrum have widened during most of the reporting period, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General California Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2005, the fund produced annualized yields of 1.50% for Class A shares and 1.12% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 1.51% and 1.12% for Class A and Class B shares, respectively. From their inception on March 22, 2005, through the end of the semiannual reporting period on May 31, 2005, the fund's E*TRADE Class shares produced an annualized yield of 1.74% and an annualized effective yield of 1.75%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering U.S. economy as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by higher short-term interest rates. The end of the U.S. presidential election just weeks before the start of the reporting period lifted a cloud of uncertainty from the economy and financial markets, leading investors to worry that the Fed might raise interest rates to a higher level and at a faster pace than they previously expected. However, as it had since implementing the first rate hike of the current cycle in late June 2004, the Fed continued to raise short-term interest rates gradually and steadily at each of the four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, driving the overnight federal funds rate from 2% at the start of the reporting period to 3% by the end of May 2005. Yields of tax-exempt money market instruments generally rose along with interest rates.

The fund also was influenced by an improving credit environment in California. Higher tax receipts in the recovering economy helped support better fiscal conditions, prompting one of the major bond rating agencies to assign a "positive outlook" to the state's general obligation bonds during the reporting period. Although substantial fiscal challenges remain, California issuers had less need to borrow to finance budget deficits, and the volume of new securities issuance declined compared to the same period one year earlier. At the same time, investor demand for California tax-exempt securities remained relatively robust.

In this environment, we maintained our focus on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available.

However, most money market funds adopted a similar strategy, and the industry's weighted average maturity in May fell to the shortest point on record. Nonetheless, the fund's weighted average maturity ended the reporting period in a range that was modestly longer than industry averages. To achieve this position, we found relatively attractive yields from commercial paper with maturities between one and three months. In addition, we increased the fund's holdings of variable rate demand notes. Investing in shorter-term instruments enabled us to avoid locking in yields of one-year notes in a rising interest-rate environment.

What is the fund's current strategy?

The U.S. and global economies recently have sent mixed signals, suggesting that the economic cycle is moving to a phase that typically is characterized by slower growth. While we believe that the Fed may be approaching the end of its moves toward a less accommodative monetary policy, it likely will continue to raise the federal funds rate at one or more of its upcoming FOMC meetings. Accordingly, we have continued to focus on shorter-term instruments that give the fund the liquidity it needs to capture higher yields as they arise. However, we are prepared to revise our strategies as market conditions change.

June 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 1.03% and an annualized effective yield of 1.04%, and the fund's E*TRADE Class shares would have produced an annualized yield of 1.68% and an annualized effective yield of 1.69%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2005†

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000††	$ 3.05	$ 5.00	$ 1.95
Ending value (after expenses)	$1,007.50	$1,005.60	$1,003.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005†

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000††	$ 3.07	$ 5.04	$ 1.95
Ending value (after expenses)	$1,021.89	$1,019.95	$1,007.78

† For Class A and Class B shares and from March 22, 2005 (commencement of initial offering) to May 31, 2005 for E*TRADE Class shares.

†† Expenses are equal to the fund's annualized expense ratio of .61% for Class A shares, 1.00% for Class B shares and 1.00% for E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 182/365 for Class A and B shares and 71/365 for E*TRADE Class shares (to reflect the one-half year period for Class A and Class B and actual days since inception for E*TRADE Class shares).

STATEMENT OF INVESTMENTS

May 31, 2005 (Unaudited)

Tax Exempt Investments—99.4%	Principal Amount ($)	Value ($)
California—98.4%		
ABAG Finance Authority for Non-Profit Corporations, VRDN:		
MFHR (Paragon Apartments) 3.01% (LOC; Comerica Bank)	8,200,000 [a]	8,200,000
Revenue:		
(Airforce Village West Inc.) 2.95% (LOC; KBC Bank)	11,500,000 [a]	11,500,000
(Point Loma Nazarene University) 3.01% (LOC; Allied Irish Bank)	1,500,000 [a]	1,500,000
Alameda—Contra Costa Schools Financing Authority, COP, VRDN:		
Lease Revenue 3.11% (LOC; KBC Bank) Revenue	10,240,000 [a]	10,240,000
(Capital Improvement Financing Projects) 3.06% (LOC; Bank of Nova Scotia)	550,000 [a]	550,000
Alameda County Industrial Development Authority, Industrial Revenue, VRDN:		
(Heat & Control Inc. Project) 3.03% (LOC; Comerica Bank)	3,340,000 [a]	3,340,000
(Lumber Inc. Project) 3.05% (LOC; Comerica Bank)	1,500,000 [a]	1,500,000
(Plastikon Industries Inc. Project) 3.19% (LOC; California State Teachers Retirement)	3,220,000 [a]	3,220,000
(Spectrum Label Corp.) 3.21% (LOC; Bank of the West)	3,470,000 [a]	3,470,000
State of California:		
Revenue, RAN 3%, 6/30/2005	26,000,000	26,015,481
VRDN:		
GO Notes, Putters Program:		
2.99% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	7,170,000 [a]	7,170,000
3.01% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3,500,000 [a]	3,500,000
Revenue 3% (Insured; XLCA and LOC; Merrill Lynch)	8,120,000 [a]	8,120,000
California Community College Financing Authority, College and University Revenue TRAN 3%, 6/30/2005 (Insured; FSA)	11,290,000	11,298,117
California Educational Facilities Authority College & University Revenue, Refunding VRDN (Art Center Design College) 3.01% (LOC; Allied Irish Bank)	4,150,000 [a]	4,150,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Health Facilities Financing Authority		
Revenue, VRDN:		
(Catholic Healthcare West)		
2.93% (Insured; MBIA and		
Liquidity Facility; JPMorgan Chase Bank)	400,000 a	400,000
(Southern California Presbyterian Homes)		
2.96% (Insured; MBIA and		
Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
California Housing Finance Agency, Revenue		
VRDN:		
2.97% (Insured: FSA and		
Liquidity Facility; Dexia Credit Locale)	28,000,000 a	28,000,000
2.97% (Insured: MBIA and Liquidity Facility:		
California State Teachers		
Retirement and KBC Bank)	12,110,000 a	12,110,000
2.97% (Liquidity Facility; Bank of America)	14,800,000 a	14,800,000
California Infrastructure and Economic		
Development Bank:		
IDR, VRDN:		
(Chaparral Property Project)		
3.05% (LOC; Comerica Bank)	1,765,000 a	1,765,000
(International Raisins Inc. Project)		
3.10% (LOC; M&T Bank)	3,750,000 a	3,750,000
(Lance Camper Manufacturing Corp.)		
3% (LOC; Comerica Bank)	6,000,000 a	6,000,000
(Studio Moulding Project)		
3.05% (LOC; Comerica Bank)	3,290,000 a	3,290,000
(Vandalay Holdings LLC)		
3.05% (LOC; Comerica Bank)	2,107,050 a	2,107,050
(West Star Industries Project)		
3.03% (LOC; U.S. Bank NA)	1,980,000 a	1,980,000
Industrial Revenue		
(Nature Kist Snacks Project)		
3.02%, (LOC; Wells Fargo Bank)	1,500,000 a	1,500,000
California Pollution Control Financing Authority, VRDN:		
PCR:		
Refunding (Pacific Gas & Electric Corp.):		
2.94% (LOC; Bank One)	3,100,000 a	3,100,000
2.94% (LOC; JPMorgan Chase Bank)	8,800,000 a	8,800,000
(Wadham Energy)		
3.07% (LOC; Danske Bank)	13,445,000 a	13,445,000
SWDR:		
(ALS Plastics Project)		
3.07% (LOC; Wells Fargo Bank)	2,500,000 a	2,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing		
Authority, VRDN (continued):		
SWDR (continued):		
(Athens Services Project)		
3.03% (LOC; Wells Fargo Bank)	3,800,000 a	3,800,000
(Blue Line Transfer Inc.)		
3.03% (LOC; Wells Fargo Bank)	3,955,000 a	3,955,000
(Burrtec Waste Industries Inc.)		
3.03% (LOC; U.S. Bank NA)	7,670,000 a	7,670,000
(California Waste Solutions)		
3.03% (LOC; California State		
Teachers Retirement)	3,570,000 a	3,570,000
(Chicago Grade Landfill)		
3.08% (LOC; Comerica Bank)	1,495,000 a	1,495,000
(CR&R Inc. Project)		
3.06% (LOC; Bank of the West)	3,895,000 a	3,895,000
(Evergreen Distributors)		
2.98% (LOC; California State		
Teachers Retirement)	1,805,000 a	1,805,000
(Greenwaste Recovery Project)		
3.08% (LOC; Comerica Bank)	1,870,000 a	1,870,000
(Metropolitan Recycling Corp. Project):		
3.08%, Series A (LOC; Comerica Bank)	3,335,000 a	3,335,000
3.08%, Series B (LOC; Comerica Bank)	2,065,000 a	2,065,000
(Mottra Corp. Project)		
3.03% (LOC; Wells Fargo Bank)	2,020,000 a	2,020,000
(Napa Recycling & Waste Services)		
3.18% (LOC; Union Bank of California)	3,000,000 a	3,000,000
(New United Motor Manufacturing)		
2.95% (LOC; California State		
Teachers Retirement)	2,900,000 a	2,900,000
(Norcal Waste System Inc. Project):		
3.03% (LOC; Bank of America)	23,120,000 a	23,120,000
3.08% (LOC; Comerica Bank)	8,155,000 a	8,155,000
(Placer County Eastern Sanitation)		
3.03% (LOC; California State		
Teachers Retirement)	2,800,000 a	2,800,000
(Ratto Group Co. Inc. Project)		
3.03% (LOC; California State		
Teachers Retirement)	4,100,000 a	4,100,000
(Sierra Pacific Industries Inc. Project)		
3.03% (LOC; Wells Fargo Bank)	7,675,000 a	7,675,000
(Specialty Solid Waste Project)		
3.08% (LOC; Comerica Bank)	2,080,000 a	2,080,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California School Cash Reserve Program Authority, Revenue 3%, 7/6/2005 (Insured; AMBAC)	3,500,000	3,503,598
California State Economic Development Financing Authority, IDR, VRDN:		
(Scientific Specialties Project) 2.98% (LOC; Bank of America)	1,425,000 a	1,425,000
(Vortech Engineering Inc. Project) 3.03% (LOC; U.S. Bank NA)	2,540,000 a	2,540,000
California State Economic Recovery, Revenue VRDN 3.05% (Liquidity Facility; Landesbank Baden-Wuerttemberg)	10,080,000 a	10,080,000
California Statewide Communities Development Authority:		
MFHR:		
(Beachview Villa Apartments) 2.30%, 11/16/2005 (Insured; AIG)	5,805,000	5,796,168
(Horizons at Indio) 2.15%, 6/15/2005 (GIC; Royal Bank of Canada)	6,500,000	6,499,240
Revenue, CP (Kaiser Permanente) 2.15%, 7/26/2005	7,500,000	7,500,000
VRDN:		
COP (Sutter Health) 2.98% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	29,375,000 a	29,375,000
IDR:		
(American Modular System Project) 3.13% (LOC; Bank of the West)	3,800,000 a	3,800,000
(Del Mesa Farms Project) 2.95% (LOC; Wells Fargo Bank)	6,000,000 a	6,000,000
MFHR:		
(Arbor Ridge Apartments) 2.95% (Insured; FNMA and Liquidity Facility; FNMA)	10,600,000 a	10,600,000
(Aqua Vista Apartments Project) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	8,000,000 a	8,000,000
(Grande Garden Apartments) 3.02% (Insured; FNMA and Liquidity Facility; FNMA)	2,505,000 a	2,505,000
(Ivy Hill Apartments Project) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	11,337,000 a	11,337,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities Development		
Authority (continued):		
VRDN (continued):		
MFHR (continued):		
(Lake Merritt Apartments)		
3.07% (LOC; U.S. Bank NA)	3,700,000 a	3,700,000
(Oakmont of Alameda)		
3% (LOC; Bank of the West)	12,680,000 a	12,680,000
(Oakmont Senior Living)		
2.98% (Insured; FNMA and		
Liquidity Facility; FNMA)	14,340,000 a	14,340,000
(Pittsburg Plaza Apartments)		
2.94% (LOC; FHLB)	4,600,000 a	4,600,000
(Plaza Club Apartments Project)		
2.98% (LOC; FNMA)	4,500,000 a	4,500,000
Refunding:		
(Irvine Apartment Communities)		
2.94% (LOC; Bank of America)	5,600,000 a	5,600,000
(Sunrise Fresno)		
2.98% (Insured; FNMA and		
Liquidity Facility; FNMA)	5,500,000 a	5,500,000
(Seminole Gardens)		
3.05% (LOC; FHLB)	3,385,000 a	3,385,000
(Wyndover Apartments)		
2.98% (Insured; FNMA and		
Liquidity Facility; FNMA)	8,450,000 a	8,450,000
Revenue:		
(Kaiser Permanente) 2.96%	20,800,000 a	20,800,000
Refunding (University Retirement		
Community at Davis) 2.94% (Insured;		
Radian Bank and Liquidity Facility;		
Bank of America)	11,000,000 a	11,000,000
California Statewide Communities Development		
Corporation, IDR, VRDN:		
(American River)		
3.08% (LOC; California State		
Teachers Retirement)	1,535,000 a	1,535,000
(Flambeau Airmold Corp.)		
3.08% (LOC; ABN-AMRO)	1,650,000 a	1,650,000
(Lesaint)		
3.08% (LOC; PNC Bank)	1,420,000 a	1,420,000
(Rapelli Project)		
3.08% (LOC; Comerica Bank)	2,500,000 a	2,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities Development Corporation, IDR, VRDN (continued):		
(Setton Properties)		
3.08% (LOC; Wells Fargo Bank)	545,000 [a]	545,000
(South Bay Circuits)		
3.08% (LOC; California State Teachers Retirement)	900,000 [a]	900,000
Concord, MFHR, VRDN (Maplewood & Golden Glen) 2.98% (LOC; Citibank)	3,895,000 [a]	3,895,000
Contra Costa, MFHR, VRDN (Camara Circle Apartments) 2.98% (LOC; Citibank)	1,800,000 [a]	1,800,000
Dry Creek Joint Elementary School District GO Notes, TRAN 3%, 9/28/2005	2,680,000	2,689,413
East Bay-Delta Housing and Finance Authority Revenue, Lease Purchase Program 4.25%, 6/1/2005 (Insured; MBIA)	6,075,000	6,075,000
Emeryville Redevelopment Agency MFHR, VRDN (Bay Street Apartments) 2.98% (LOC; Key Bank)	5,000,000 [a]	5,000,000
FHLMC Multifamily VRDN Certificates Revenue, VRDN 3.06% (Liquidity Facility; FHLMC)	18,317,067 [a]	18,317,067
Golden State Tobacco Securitization Corporation Tobacco Settlement Revenue, VRDN:		
2.98% (Insured; Radian and Liquidity Facility; Merrill Lynch)	20,400,000	20,400,000
3.05% (Liquidity Facility; Merrill Lynch)	25,345,000	25,345,000
City of Hayward, MFHR, VRDN (Timbers Apartments) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 [a]	4,500,000
Huntington Park Public Financing Authority, LR VRDN (Parking Project) 3% (LOC; Union Bank of California)	3,805,000 [a]	3,805,000
La Quinta Redevelopment Agency Tax Allocation Revenue, Refunding (Redevelopment Project Area Number 1) 7.30%, 9/1/2005 (Insured; MBIA)	1,000,000	1,012,591

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
City of Los Angeles:		
GO Notes, TRAN 3%, 6/30/2005	12,000,000	12,008,651
MFHR, VRDN		
(Watts/Athens Apartments)		
2.98% (LOC; FHLB)	4,300,000 a	4,300,000
Wastewater System Revenue, Refunding:		
2.15%, Series A, 12/15/2005 (Insured; FGIC		
and Liquidity Facility; FGIC)	26,000,000	25,954,840
2.15%, Series B, 12/15/2005 (Insured; FGIC		
and Liquidity Facility; FGIC)	30,000,000	29,947,893
Los Angeles Community Redevelopment		
Agency, MFHR, VRDN:		
(Academy Village Apartments)		
2.95% (Insured; FNMA and Liquidity		
Facility; FNMA)	9,000,000 a	9,000,000
(Views at 270)		
3% (LOC; Citibank)	1,000,000 a	1,000,000
Los Angeles Harbor Department		
Harbor Department Revenue, VRDN		
3.12% (Insured; MBIA)	16,620,000	16,620,000
Los Angeles Industrial Development Authority		
Empowerment Zone Facility Revenue, VRDN		
(AAA Packing & Shipping Project) 3%		
(LOC; California State Teachers Retirement)	3,000,000 a	3,000,000
Los Angeles Unified School District		
GO Notes, VRDN 2.98% (Insured; FSA and		
Liquidity Facility; JPMorgan Chase Bank)	10,401,500 a	10,401,500
Marysville Joint Unified School District		
GO Notes, TRAN 3%, 10/5/2005	3,850,000	3,861,955
Maywood Public Financing Authority, Revenue		
VRDN (Maywood Redevelopment Agency)		
2.97% (LOC; California State Teachers Retirement)	8,815,000 a	8,815,000
City of Milpitas, MFHR, VRDN		
(Crossing at Montague)		
2.98% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 a	4,500,000
City of Modesto, Health Facility Revenue, VRDN		
2.98% (Insured; MBIA and Liquidity		
Facility; JPMorgan Chase Bank)	5,085,000 a	5,085,000
Montebello, GO Notes, TRAN 3%, 6/30/2005	4,500,000	4,504,532

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Oakland Joint Powers Financing Authority, LR Refunding (Oakland Convention Centers) 5%, 10/1/2005 (Insured; AMBAC)	1,000,000	1,009,818
Oxnard Industrial Development Authority IDR, VRDN (Western Saw Manufacturers) 2.98% (LOC; U.S. Bank NA)	2,550,000 [a]	2,550,000
Riverside County Industrial Development Authority, IDR, VRDN (California Mold Inc. Project) 3.18% (LOC; Bank of the West)	2,910,000 [a]	2,910,000
Rocklin Unified School District GO Notes, TRAN 3%, 9/28/2005	2,255,000	2,262,921
Roseville Joint Union High School District GO Notes, TRAN 3%, 9/28/2005	4,290,000	4,305,069
Sacramento Housing Authority MFHR, VRDN: (Lofts at Natomas Apartments) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 [a]	6,000,000
Refunding (Chesapeake Commons) 2.98% (Insured; FNMA and Liquidity Facility; FNMA)	4,500,000 [a]	4,500,000
San Bernardino County Industrial Development Authority, IDR, VRDN (W&H Voortman) 3.08% (LOC; California State Teachers Retirement)	2,040,000 [a]	2,040,000
San Bernardino Redevelopment Agency MFHR, VRDN (Silver Woods Apartments Project) 2.98% (Insured; FNMA)	7,000,000 [a]	7,000,000
San Diego Area Housing and Finance Agency LR, VRDN 3% (Liquidity Facility; Societe Generale)	13,000,000 [a]	13,000,000
San Diego Housing Authority, MFHR, VRDN (Logan Square Apartments) 3.07% (Liquidity Facility; Merrill Lynch)	8,220,000 [a]	8,220,000
City & County of San Francisco, MFHR Refunding, VRDN (Post Street Towers) 2.95% (Insured; FHLMC and Liquidity Facility; FHLMC)	14,700,000 [a]	14,700,000
San Francisco City & County Redevelopment Agency, MFHR, VRDN (Orlando Cepeda Place) 3% (LOC; Citibank)	5,090,000 [a]	5,090,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
California (continued)			
City of San Jose, MFHR, VRDN:			
(Almaden Lake Village Apartments)			
2.98% (Insured; FNMA and Liquidity			
Facility; FNMA)	4,100,000	a	4,100,000
(Cinnabar Commons)			
2.95% (LOC; Bank of America)	10,400,000	a	10,400,000
(Evans Lane Apartments)			
2.95% (LOC; Bank of America)	4,900,000	a	4,900,000
(Siena) 2.98% (Insured; FHLMC)	12,100,000	a	12,100,000
San Juan Unified School District			
GO Notes, TRAN 3%, 11/18/2005	9,000,000		9,038,158
Santa Clara County Housing Authority			
MFHR, Refunding, VRDN			
(Willows Apartments)			
3.05% (LOC; Union Bank of California)	4,284,000	a	4,284,000
Selma Public Financing Authority, LR, Refunding			
VRDN (Street Improvement and			
Redevelopment Project)			
2.99% (LOC; Allied Irish Bank)	6,650,000	a	6,650,000
South Coast Local Education Agencies			
GO Notes, TRAN 3%, 6/30/2005	5,000,000		5,005,091
Sweetwater Union High School District, Public			
Financing Authority, Special Tax Revenue			
3%, 9/1/2005 (Insured; FSA)	1,595,000		1,598,337
Tracy Operating Partnership Joint Powers			
Authority, Special Assessment Revenue			
Refunding 2%, 9/2/2005 (Insured; AMBAC)	440,000		439,887
Triunfo County Sanitation District, Sanitation			
District Revenue, Refunding, VRDN			
3.11% (LOC; BNP Paribas)	1,500,000	a	1,500,000
University of California Board of Regents			
Revenue, CP 2.02%, 7/21/2005	3,000,000		3,000,000
City of Vallejo, VRDN:			
COP (2001 Golf Course Facilities			
Financing) 3.09% (LOC; California State			
Teachers Retirement)	3,710,000	a	3,710,000
Water Revenue			
3.13% (LOC; KBC; Bank)	4,500,000	a	4,500,000
Victorville Joint Powers Finance Authority			
LR, VRDN (Cogeneration Facility Project)			
2.98% (LOC; Fortis Bank)	7,000,000	a	7,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
City of Whittier, College and University Revenue Refunding, VRDN (Whittier College) 3.02% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	16,950,000 a	16,950,000
U.S. Related—1.0%		
Puerto Rico Electric Power Authority Power Revenue, VRDN 2.98% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3,495,000 a	3,495,000
Puerto Rico Public Finance Corporation Revenue, VRDN, Putters Program 2.98% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	5,610,000 a	5,610,000
Total Investments (cost $933,364,208)	**99.4%**	**933,403,377**
Cash and Receivables (Net)	**.6%**	**6,061,481**
Net Assets	**100.0%**	**939,464,858**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLB	Federal Home Loan Bank	**MFHR**	Multi-Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
GIC	Guaranteed Investment Contract	**XLCA**	XL Capital Assurance
GO	General Obligation		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.4
AAA, AA, A[b]		Aaa, Aa, A[b]		AAA, AA, A[b]	3.1
Not Rated[c]		Not Rated[c]		Not Rated[c]	.5
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	933,364,208	933,403,377
Cash		942,494
Interest receivable		5,776,606
Prepaid expenses		98,640
		940,221,117
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		644,626
Payable for shares of Beneficial Interest redeemed		52
Accrued expenses		111,581
		756,259
Net Assets ($)		**939,464,858**
Composition of Net Assets ($):		
Paid-in capital		939,436,212
Accumulated net realized gain (loss) on investments		(10,523)
Accumulated gross unrealized appreciation on investments		39,169
Net Assets ($)		**939,464,858**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	295,172,757	23,594,035	620,698,066
Shares Outstanding	295,174,712	23,589,733	620,671,767
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**6,200,785**
Expenses:	
Management fee–Note 2(a)	1,331,877
Shareholder servicing costs–Note 2(c)	453,194
Distribution and prospectus fees–Note 2(b)	253,638
Professional fees	42,291
Registration fees	34,513
Custodian fees	33,786
Prospectus and shareholders' reports	17,996
Trustees' fees and expenses–Note 2(d)	4,953
Miscellaneous	8,931
Total Expenses	**2,181,179**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(79,591)
Net Expenses	**2,101,588**
Investment Income–Net	**4,099,197**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	16,310
Net unrealized appreciation (depreciation) on investments	29,403
Net Realized and Unrealized Gain (Loss) on Investments	**45,713**
Net Increase in Net Assets Resulting from Operations	**4,144,910**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30, 2004
Operations ($):		
Investment income–net	4,099,197	1,485,453
Net realized gain (loss) on investments	16,310	–
Net unrealized appreciation (depreciation) on investments	29,403	9,766
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,144,910**	**1,495,219**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,165,187)	(1,446,771)
Class B shares	(114,702)	(38,682)
E*TRADE Class	(1,819,308)	–
Total Dividends	**(4,099,197)**	**(1,485,453)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	512,974,069	1,028,945,968
Class B shares	52,541,754	91,646,602
E*TRADE Class	707,234,645	–
Dividends reinvested:		
Class A shares	2,101,803	1,394,740
Class B shares	112,760	38,425
E*TRADE Class	842,579	–
Cost of shares redeemed:		
Class A shares	(508,423,157)	(995,481,230)
Class B shares	(45,982,007)	(92,435,505)
E*TRADE Class	(87,405,457)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**633,996,989**	**34,109,000**
Total Increase (Decrease) in Net Assets	**634,042,702**	**34,118,766**
Net Assets ($):		
Beginning of Period	305,422,156	271,303,390
End of Period	**939,464,858**	**305,422,156**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.007	.006	.006	.010	.022	.030
Distributions:						
Dividends from investment income−net	(.007)	(.006)	(.006)	(.010)	(.022)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.50[a]	.58	.55	1.01	2.20	3.04
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[a]	.65	.62	.61	.58	.58
Ratio of net expenses to average net assets	.61[a]	.64	.62	.61	.58	.58
Ratio of net investment income to average net assets	1.49[a]	.59	.56	1.00	2.20	2.98
Net Assets, end of period ($ X 1,000)	295,173	288,502	253,633	378,407	476,007	597,054

[a] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2005 (Unaudited)	Year Ended November 30,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	(.006)	.002	.004	.006	.018	.026
Distributions:						
Dividends from investment income–net	(.006)	(.002)	(.004)	(.006)	(.018)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.12a	.24	.36	.62	1.78	2.63
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.09a	1.10	1.07	1.10	1.04	1.05
Ratio of net expenses to average net assets	1.00a	.99	.83	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.15a	.24	.30	.61	1.86	2.53
Net Assets, end of period ($ X 1,000)	23,594	16,920	17,670	8,016	3,795	9,948

[a]   *Annualized.*
See notes to financial statements.

E*TRADE Class Shares	Period Ended May 31, 2005 (Unaudited)[a]
Per Share Data ($):	
Net asset value, beginning of period	1.00
Investment Operations:	
Investment income—net	.003
Distributions:	
Dividends from investment income—net	(.003)
Net asset value, end of period	1.00
Total Return (%)	1.59[b]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.06[b]
Ratio of net expenses to average net assets	1.00[b]
Ratio of net investment income to average net assets	1.63[b]
Net Assets, end of period ($ X 1,000)	620,698

[a] From March 22, 2005 (commencement of initial offering) to May 31, 2005.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 26, 2005, the Board of Directors approved the addition of E*TRADE Class shares of the fund, which commenced initial offering on March 22, 2005.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and E*TRADE Class shares. Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended May 31, 2005, sub-accounting service fees amounted to $4,978 for Class B and $55,749 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis.

During the peiod ended May 31, 2005, cash and securities with a total value of $661,093,729 were received as a subscription-in-kind for E*TRADE Class shares of the fund.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of \$26,833 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2004. If not applied, \$5,616 of the carryover expires in fiscal 2005, \$8,381 expires in fiscal 2006 and \$12,836 expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2004 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B and E*TRADE Class shares. During the period ended May 31, 2005, Class B and E*TRADE Class shares were charged $20,442 and $233,196, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, Class A shares were charged $45,457 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan") Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2004 through May 31, 2005 for Class B shares and from March 22, 2005 through May 31, 2005 for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares, if the aggregate expenses of Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2005, Class B and E*TRADE Class shares were charged $24,891 and $278,743, respectively, pursuant to the Shareholder Services Plan, of which $8,480 and $71,112, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended May 31, 2005, the fund was charged $30,680 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $390,299, Rule 12b-1 distribution plan fees $108,117, shareholder services plan fees $171,175, chief compliance officer fees $1,693 and transfer agency per account fees $10,388, which are offset against an expense reimbursement currently in effect in the amount of $37,046.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**General California
Municipal Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0573SA0505